EXHIBIT 99.1

INDEPENDENT AUDITOR’S REPORT

To the Partners of
TexMark Timber Treasury, L.P. and Subsidiaries:

We have audited the accompanying consolidated financial statements of TexMark Timber Treasury, L.P. and Subsidiaries (the "Partnership"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, comprehensive loss, partners’ capital, and cash flows for the period from July 6, 2018 (Inception) to December 31, 2018, and the related notes to the consolidated financial statements.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TexMark Timber Treasury, L.P. and Subsidiaries as of December 31, 2018, and the results of its operations and its cash flows for the period from July 6, 2018 (Inception) to December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, GA
March 1, 2019

TEXMARK TIMBER TREASURY, L.P.
CONSOLIDATED BALANCE SHEET

Assets:	December 31, 2018
Cash and cash equivalents	$39,299,813
Accounts receivable	3,948,708
Inventory	1,359,225
Prepaid expenses and other assets	1,170,775
Deferred financing costs, net of accumulated amortization	889,637
Timber assets, at cost:
Timber and timberlands, net	1,560,745,041
Total assets	$1,607,413,199

Liabilities:
Accounts payable and accrued expenses	$8,342,219
Asset management fee payable	2,702,792
Other liabilities	7,279,847
Intangible contract liability, net of accumulated amortization	149,213,236
Notes payable and line of credit, net of deferred financing costs	587,072,185
Total liabilities	$754,610,279

Partners' Capital:
Common partner's capital	$90,449,575
Preferred partners' capital	762,353,345
Total partners' capital	$852,802,920

Total liabilities and partners' capital	$1,607,413,199

See accompanying notes.

TEXMARK TIMBER TREASURY, L.P.
CONSOLIDATED STATEMENT OF OPERATIONS

Period from Inception to
December 31, 2018
Revenues:
Timber sales	$44,106,911
Timber sales - intangible contract liability amortization	6,886,764
Other revenue	6,151,021
57,144,696
Expenses:
Contract logging & hauling cost	31,625,754
Depletion	15,846,279
Forestry management fees	5,456,138
General and administrative expenses	1,860,215
Asset management fee	5,258,693
Other operating expenses	4,997,571
65,044,650

Operating loss	(7,899,954)

Other income (expense):
Interest income	514,087
Interest expense	(13,260,212)
(12,746,125)

Net loss	$(20,646,079)

See accompanying notes.

TEXMARK TIMBER TREASURY, L.P.
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

Period from Inception to
December 31, 2018
Net loss	$(20,646,079)
Other comprehensive income (loss):
Market value adjustment to interest rate swaps	(2,796,059)
Comprehensive loss	$(23,442,138)

See accompanying notes.

TEXMARK TIMBER TREASURY, L.P.
CONSOLIDATED STATEMENT OF PARTNERS’ CAPITAL

	Common Partner	Preferred Partners	Total Partners' Capital
Balance, July 6, 2018	$ -	$ -	$ -
Contributions	200,000,000	725,866,142	925,866,142
Offering costs	(49,621,084)	-	(49,621,084)
Other comprehensive income (loss)	(2,796,059)	-	(2,796,059)
Preferred return	(36,487,203)	36,487,203	-
Net loss	(20,646,079)	-	(20,646,079)
Balance, December 31, 2018	$90,449,575	$762,353,345	$852,802,920

See accompanying notes.

TEXMARK TIMBER TREASURY, L.P.
CONSOLIDATED STATEMENT OF CASH FLOWS

Period from Inception to
Cash Flows from Operating Activities:	December 31, 2018
Net loss	$(20,646,079)
Adjustments to reconcile net loss to net cash used in operating activities:
Depletion	15,846,279
Noncash interest expense	1,075,618
Noncash amortization income	(6,886,764)
Other amortization	36,052
Changes in assets and liabilities:
Accounts receivable	(1,340,857)
Prepaid expenses and other assets	(602,120)
Inventory	(9,225)
Accounts payable and accrued expenses	7,863,842
Other liabilities	(4,319,303)
Net cash used in operating activities	(8,982,557)

Cash Flows from Investing Activities:
Timberland acquisitions	(1,409,161,071)
Capital expenditures (excluding timberland acquisitions)	(3,920,429)
Net cash used in investing activities	(1,413,081,500)

Cash Flows from Financing Activities:
Proceeds from note payable	600,000,000
Capital contributions – Common Partner	200,000,000
Capital contributions – Preferred Partners	691,387,500
Deferred financing costs paid	(14,888,495)
Offering costs	(15,135,135)
Net cash provided by financing activities	1,461,363,870
Net increase in cash and cash equivalents	39,299,813
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$39,299,813

Supplemental Disclosures of Non-Cash Investing and Financing Activities
Fair value of intangible contract liability assumed upon timberland acquisition	$156,100,000
Net liabilities assumed upon acquisition	$7,438,747
Original issue discount for preferred partners	$34,478,642

See accompanying notes.

TEXMARK TIMBER TREASURY, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

1.	Organization

TexMark Timber Treasury, L.P. (“Triple T”), a Delaware limited partnership, owns and operates timberlands located in East Texas. Triple T was formed in May 2018 and commenced operations on July 6, 2018. Triple T GP, LLC, a Delaware limited liability company and wholly-owned, indirect subsidiary of CatchMark Timber Trust, Inc. (“CatchMark”), serves as Triple T’s general partner (the “General Partner”). Creek Pine Holdings, LLC, a Delaware limited liability and wholly-owned, indirect subsidiary of CatchMark holds its sole common limited partnership interest (the “Common Partner”) and a consortium of institutional investors (the “Preferred Partners”) hold preferred limited partnership interests. The Common Partner invested $200.0 million in Triple T, equal to 21.6% of the total partnership contributions, and the Preferred Partners invested $725.9 million in Triple T, equal to 78.4% of the total partnership contributions. Each of the Preferred Partners received an original issue discount (“OID”) in the amount of 4.75% of their total partnership contribution, totaling $34.5 million.

Triple T owns its assets and conducts its operations through Creek Pine REIT, LLC (“CP REIT”) and its subsidiaries. CP REIT is a Delaware limited liability company that will elect to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). Triple T owns all of the outstanding units of CP REIT, other than 125 Class A Preferred Units issued to individual investors in connection with CP REIT’s qualification as a REIT. CP REIT, through Creek Pine Intermediate, LLC and Creek Pine, LLC, both wholly-owned Delaware limited liability companies, owns all of the outstanding limited partnership interests of Crown Pine Timber 1, L.P. (“CPT1”), a Delaware limited partnership. CPT1 in turn owns all of the outstanding limited liability company interests of Crown Pine Leasing, LLC (“CP Leasing”) and all of the outstanding shares of common stock Crown Pine Realty 1, Inc. (“CP Realty 1”), a Delaware corporation. CP REIT expects to treat CP Realty 1 as a taxable REIT subsidiary. Unless otherwise noted, references herein to Triple T shall include Triple T and all of its subsidiaries, including CP REIT, CPT1, CP Leasing and CP Realty 1.

Limited Partnership Agreement

The Triple T limited partnership agreement (the “LPA”) between the Common Partner and the Preferred Partners provides for a term of five years, which is extendable, subject to certain approvals, to seven and ten years.

The LPA provides for seven board members, three from the Common Partner and four from the Preferred Partners. The Common board members shall have one and two-third votes for each board seat while each of the Preferred Partners’ board members have one vote for each board seat. Subject to certain performance achievement thresholds set forth under the LPA, the Common Partner board member votes can be reduced from one and two-thirds votes to one-third vote for each board seat.

The LPA has liquidation rights and distribution priorities that are significantly different from the Common Partner and Preferred Partners’ stated ownership percentage based on total partnership contributions. The Preferred Partners are entitled to a minimum 10.25% cumulative return on their partnership contributions, plus a complete return of their partnership contributions before any distributions may be made to the Common Partner’s limited partnership interest. The Common Partner’s return is 10.25% per annum. If any cash remains for distribution after payment of each partner’s 10.25% return and return of their partnership contributions, there is participation by the Common Partner’s interest and the Preferred Partners in percentages equal to 30%/70%, respectively, until the Preferred Investors have received an internal rate of return of 12.5% and then 50%/50% or, alternatively, 80%/20%, respectively, to the extent the Preferred Investors receive a return of their partnership contributions prior to the second anniversary of the effective date of the limited partnership agreement, entitling the Preferred Investors to early repayment premiums.

Asset Acquisition

On July 6, 2018, Triple T completed an acquisition of 1.1 million acres of prime East Texas timberlands (the “Triple T Timberlands”) for approximately $1.39 billion (the “Acquisition Price”), exclusive of transaction costs. The Acquisition Price was funded with partnership contributions and a $600 million, seven-year term loan made pursuant to a credit agreement, dated July 6, 2018, between Triple T, its affiliates and the lenders.

2.    Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation
The consolidated financial statements of Triple T have been prepared in accordance with GAAP and shall include the accounts of any VIE in which Triple T or its subsidiaries is deemed the primary beneficiary. With respect to entities that are not VIEs, Triple T’s consolidated financial statements shall also include the accounts of any entity in which Triple T or its subsidiaries owns a controlling financial interest and any limited partnership in which Triple T or its subsidiaries owns a controlling general partnership interest. In determining whether a controlling interest exists, Triple T considers, among other factors, the ownership of voting interests, protective rights, and participatory rights of the investors.

Triple T owns a controlling financial interest in CP REIT, CPT1, CP Realty 1 and CP Leasing, and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of CP REIT, CPT1, CP Realty 1 and CP Leasing, are prepared using accounting policies consistent with those used by Triple T. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual results could differ from those estimates.

Fair Value Measurements

Triple T estimates the fair value of its assets and liabilities where currently required under GAAP consistent with the provisions of the accounting standard for fair value measurements and disclosures. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:

Level 1 —	Assets or liabilities for which the identical term is traded on an active exchange, such as publicly-traded instruments or futures contracts.
Level 2 — Assets and liabilities valued based on observable market data for similar instruments.

Level 3 —
Assets or liabilities for which significant valuation assumptions are not readily observable in the market. Such assets or liabilities are valued based on the best available data, some of which may be internally developed. Significant assumptions may include risk premiums that a market participant would require.

Cash and Cash Equivalents

Triple T considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts.

Accounts Receivable

Accounts receivable are recorded at the original amount earned, net of allowances for doubtful accounts, which approximates fair value. Accounts receivable are deemed past due based on their respective payment terms. Management assesses the realizability of accounts receivable on an ongoing basis and provides for allowances as such balances, or portions thereof, become uncollectible.

Inventory

Inventory is comprised of seed and seedling inventory at the Triple T tree orchard and nursery. Triple T currently grows seedlings needed for reforestation based on current and prior-year harvest levels. Any seedlings grown in excess of its internal reforestation needs are sold to outside third-party customers.

In accordance with Accounting Standards Codification (“ASC”) 905 – Agriculture, all direct and indirect costs of growing crops are accumulated into inventory until the time of harvest. Upon planting onto Triple T timberlands, amounts are reclassified at cost out of inventory and into timber assets. Upon a sale to third-party customers, amounts are reclassified at cost into cost of goods sold, which is recorded as Other Operating Expenses on the consolidated statement of operations.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are primarily comprised of prepaid insurance, prepaid rent, and fixed assets. Prepaid expenses are expensed over the applicable usage period or reclassified to other asset accounts upon being put into service in future periods. Balances without future economic benefit are written off as they are identified.

Deferred Financing Costs

Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized on a straight-line basis (which approximates the effective interest rate method) over the terms of the related financing arrangements. Deferred financing costs relating to term loans and delayed-draw term facility are presented as a direct deduction from the carrying amount of the related debt liability on the accompanying consolidated balance sheet and costs associated with revolving credit facilities are presented as an asset on the accompanying consolidated balance sheet.
For further information regarding Triple T’s credit agreements, outstanding balance of debt and associated deferred financing costs, please refer to Note 5 – Notes Payable and Line of Credit. From inception through December 31, 2018, Triple T recognized amortization of deferred financing costs of approximately $1.1 million, which is included in interest expense in the accompanying consolidated statement of operations.
Timber Assets
Timber and timberlands, including logging roads, are stated at cost less accumulated depletion for timber harvested and accumulated road amortization. Triple T capitalizes timber and timberland purchases. Reforestation costs, including all costs associated with stand establishment, such as site preparation, cost of seedlings, fertilization, and herbicide application, are capitalized and tracked as premerchantable timber assets by vintage year.
Annually, capitalized reforestation costs for timber that has reached a merchantable age is reclassified into merchantable timber inventory and are depleted as harvested. Timber carrying costs, such as real estate taxes, insect control, wildlife control, leases of timberlands, and forestry management expenses, are expensed as incurred. Costs of major roads are capitalized and amortized over their estimated useful lives. Costs of roads built to access multiple logging sites over numerous years are capitalized and amortized over seven years. Costs of roads built to access a single logging site are expensed as incurred.

Depletion
Triple T recognizes depletion expense as timber is harvested using the straight-line method. Depletion rates are established at least annually by dividing the remaining merchantable inventory book value by current merchantable timber inventory volume.

Evaluating the Recoverability of Timber Assets

Triple T continually monitors events and changes in circumstances that could indicate that the carrying amounts of the timber assets in which Triple T has an ownership interest may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of timber assets may not be recoverable, Triple T assesses the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. Impairment losses would be recognized for (i) long-lived assets used in Triple T’s operations when the carrying value of such assets exceeds the undiscounted cash flows estimated to be generated from the future operations of those assets, and (ii) long-lived assets held for sale when the carrying value of such assets exceeds an amount equal to their fair value less selling costs. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. Triple T intends to use one harvest cycle for the purpose of evaluating the recoverability of timber and timberlands used in its operations. Future cash flow estimates are based on discounted probability-weighted projections for a range of possible outcomes. Triple T considers assets to be held for sale at the point at which a sale contract is executed and the buyer has made a non-refundable earnest money deposit against the contracted purchase price. Triple T has determined that there has been no impairment of its long-lived assets to date.
Allocation of Purchase Price of Acquired Assets
Upon the acquisition of timberland properties, Triple T allocates the purchase price to tangible assets, consisting of timberland, timber, and buildings and equipment, and identified intangible assets and liabilities, which may include values associated with in-place leases or supply agreements, based in each case on management’s estimate of their fair values.
Intangible Contract Assets and Liabilities
In-place wood supply agreements with Triple T as the supplier of wood to third-party customers have value associated with the delivered product pricing rates that are above or below market rates. The value of such contracts is calculated by taking the difference between the fair value of the property with the in-place wood supply agreements and the fair market value of the property without the in-place wood supply agreements, and instead, using current market pricing data for cash flow assumptions. The value of the above-market or below-market in-place wood supply agreement is recorded as intangible contract asset or liability and is amortized to revenue over the remaining term of the respective supply agreement.
Evaluating the Recoverability of Intangible Contract Assets and Liabilities

The values of the intangible contract assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the in-place wood supply agreements. There may be instances in which the intangible contract assets and liabilities becomes impaired, and Triple T is required to amortize the remaining intangible contract assets and liabilities immediately or over a shorter period of time. Contract modifications, including, but not limited to, contract terminations and contract extensions, may impact the value and useful life of in-place wood supply agreements. Such contract modifications will be evaluated for impairment if the original in-place wood supply agreement terms have been modified. Triple T has determined that there has been no impairment in the carrying value of the intangible contract liability held by Triple T to date.
Fair Value of Debt Instruments
Triple T applied the provisions of the accounting standard for fair value measurements and disclosures in estimations of fair value of its debt instruments based on Level 2 assumptions. The fair value of the outstanding notes payable was estimated based on discounted cash flow analysis using the current observable market borrowing rates for similar types of borrowing arrangements as of the measurement date. The discounted cash flow method of assessing fair value results in a general approximation of book value, and such value may never actually be realized.
Partners’ Capital
As indicated in Note 1 – Organization, the Triple T LPA has liquidation rights and priorities that are significantly different from the Common Partner’s and Preferred Partners’ stated ownership percentage based on total partnership contributions. As such, Triple T uses the hypothetical-liquidation-at-book-value method (“HLBV”) to allocate earnings between the Common Partner and Preferred Partners. The HLBV method is commonly applied to investments in real estate where cash distribution percentages vary at different points in time and are not directly linked to an investor's ownership percentage. For investments accounted for under the HLBV method, applying the percentage ownership interest to GAAP net income (loss) in order to determine earnings or losses would not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors.

Triple T applies HLBV using a balance sheet approach. A calculation is prepared at each balance sheet date to determine the amount that both the Common Partner and Preferred Partners would receive if Triple T were to liquidate all of its assets (as valued in accordance with GAAP) on that date and distribute the cash to the partners based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is each partner’s share of income or loss from Triple T for the period.

Interest Rate Swaps

Triple T has entered into interest rate swaps to mitigate its exposure to changing interest rates on its variable rate debt instruments. Triple T does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. The fair values of interest rate swaps are recorded as either prepaid expenses and other assets or other liabilities in the accompanying consolidated balance sheets. Changes in the fair value of interest rate swaps that are designated as hedges are recorded as other comprehensive income (loss). Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment are recorded as gain (loss) on interest rate swap in the consolidated statements of operations. Amounts received or paid under interest rate swaps are recorded as interest expense for contracts that qualify for hedge accounting treatment and as gain (loss) on interest rate swaps for contracts that do not qualify for hedge accounting treatment.

Triple T applied the provisions of the accounting standard for fair value measurements and disclosures in recording its interest rate swaps at fair value. The fair value of the interest rate swaps, classified under Level 2, was determined using a third-party proprietary model that is based on prevailing market data for contracts with matching durations, current and anticipated LIBOR information, consideration of Triple T’s credit standing, credit risk of counterparties, and reasonable estimates about relevant future market conditions.

Revenue Recognition
Effective upon acquisition on July 6, 2018, Triple T has early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606). In accordance with ASC 606 – Revenue from Contracts with Customers, revenue will be recognized when the following criteria are met: (i) persuasive evidence of a contract with customer exists, (ii) identifiable performance obligations under the contract exists, (iii) price and quantity are determinable for each performance obligation, (iv) transaction price is allocated to each performance obligation, and (v) legal ownership and the risk of loss are transferred to the purchaser for each performance obligation. Triple T derives a majority of its revenues from timber sales, timberland sales, recreational leases and surface use revenues.

(a) Timber Sales Revenue

Triple T generates its timber sales revenue from delivered wood sales, stumpage sales, and lump-sum sales with retained economic interests. Revenue for timber sales is recognized when the risk of loss passes to the customer. Only one performance obligation is associated with timber sales and it is satisfied when timber is delivered to or severed by the customer in an amount that reflects the consideration expected to be received.

Contractual terms of each timber sale, including pricing and volume for the respective product, are negotiated and entered into by the field managers. In delivered wood sales, product pricing includes amount sufficient to cover costs of contracting third-party logging crews to harvest and haul timber to the customers. Revenue is recognized when timber is delivered to the customer and the sales volume/value is known when timber crosses the customers’ scale. Stumpage sales are typically executed using pay-as-cut contracts, where a purchaser acquires the right to harvest specified timber on a designated tract for a set period of time at agreed-upon unit prices. Revenue is recognized when timber is severed under pay-as-cut contracts. In a lump-sum sales contract with retained economic interests, Triple T receives advance payments for the standing timber specified in the contract and the customer is responsible for cutting and hauling the timber. Triple T satisfies its performance obligation when timber is severed, at which time revenue is recognized. Contract payments are generally due within a month from the date timber is harvested and/or delivered. The transaction price for timber sales is determined using contractual rates applied to harvest volumes.

(b) Timberland Sales Revenue

Performance obligations associated with timberland sales are met when all conditions of closing have been satisfied, which generally occurs at closing. Revenue for timberland sales is recognized at closing when title passes, payments are received or full collectability is probable, and control is passed to the buyer.

(c) Recreational Lease Revenue

Recreational lease revenue is derived from the leasing of the right to use Triple T’s timberland. The agreed-upon transaction price of a lease is generally paid in full at the beginning of the lease term and recorded as deferred revenue. Performance obligations associated with a recreational lease are generally met over the period of the lease term. Revenue is recognized evenly over the lease term as Triple T has satisfied its performance obligation.

(d) Surface Use Revenue

Surface use revenue is derived from the granting of the right to access Triple T’s timberlands through a surface use agreement. The agreed-upon transaction price of the surface use agreement is generally paid in full upon execution of a signed agreement and recorded as other revenue. Performance obligations associated with a surface use agreement are generally met once the customer has received access to the timberland.

Income Taxes

Triple T itself is not subject to income taxes due to its formation as a limited partnership. Triple T owns a direct controlling financial interest in CP REIT and an indirect controlling interest in CPT1, CP Realty 1 and CP Leasing. The ownership structure and resulting tax reporting is as follows:

•
Triple T will pass through all items of income and loss to its partners and is not itself subject to income taxes. This includes any distributions from CP REIT that are classified as dividends for federal income tax purposes.

•
CP REIT will elect to be taxed as a REIT under the Internal Revenue Code and has operated as such since its formation. To qualify to be taxed as a REIT, CP REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its ordinary taxable income to its stockholders. As a REIT, CP REIT generally is not subject to federal income tax on taxable income it distributes to stockholders. If CP REIT fails to qualify as a REIT in any taxable year, it will then be subject to federal and state income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants CP REIT relief under certain statutory provisions.

•
CPT1 is 100% owned by CP REIT and is, therefore, a disregarded entity for federal income tax purposes. As a disregarded entity, 100% of CPT1’s income or loss will be reported by CP REIT. CPT1 owns 100% of CP Leasing, also a disregarded entity for federal income tax purposes. Unless otherwise noted, references herein to

CP REIT shall include CP REIT and its direct and indirect wholly owned subsidiaries CPT1 and CP Leasing, respectively.

•
CP Realty 1 is directly held 100% by CPT 1 and is indirectly held 100% by CP REIT. CP REIT has elected to treat CP Realty 1 as a taxable REIT subsidiary (“TRS”). CP REIT may perform certain non-customary services, including real estate or non-real-estate related services, through CP Realty 1. Earnings from services performed through CP Realty 1 are subject to federal and state income taxes irrespective of the dividends paid deduction available to REITs for federal income tax purposes. In addition, for CP REIT to continue to qualify to be taxed as a REIT, CP REIT’s investment in CP Realty 1 and any other TRSs may not exceed 20% of the value of the total assets of CP REIT.

Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Operating loss and tax credit carryforwards, if any, are also factored into the calculation of deferred tax assets and liabilities. Deferred tax expense or benefit is recognized in the financial statements according to the changes in deferred tax assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized. No provision for federal income taxes has been made in the accompanying consolidated financial statements, other than the provision relating to CP Realty 1, as Triple T and CP REIT did not generate taxable income for the periods presented. See Note 10 – Income Taxes for more information.

CP REIT and CP Realty 1 are also subject to certain state and local taxes related to the operations of timberland properties in certain locations, which have been provided for in the accompanying consolidated financial statements.

Triple T, CP REIT, and CP Realty 1 are not aware of any tax exposure items as of December 31, 2018 where the entities’ tax position is not more likely than not to be sustained if challenged by the taxing authorities. Each entity recognizes interest expense related to unrecognized tax benefits or underpayment of income taxes in interest expense and recognizes penalties in operating expenses. There has been no interest expense or penalties incurred for the period presented.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. In January 2018, the FASB issued ASU 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842, to address concerns about the costs and complexity of complying with the transition provision of the new lease requirements under ASU 2016-02. The amendments in ASU 2018-01 permit an entity to elect an optional transition practical expedient to not evaluate under Topic 842 its land easements that exist or expired before its adoption of Topic 842 that were not previously accounted for as leases under Topic 840. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, to further improve existing guidance; and ASU 2018-11, Leases (Topic 842): Targeted Improvements, to provide entities with relief from the costs of implementing certain aspects of ASU 2016-02. The standard requires a modified retrospective transition approach, but allows the entities to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption rather than in the earliest comparative period presented. ASU 2016-02 and its subsequent updates are effective for annual periods beginning after December 15, 2019, including interim periods within those annual periods, with early adoption permitted. Triple T is in the process of evaluating the impact ASU 2016-02 and its amendments will have on its consolidated financial statements.

On July 16, 2018, the FASB issued ASU 2018-09, Codification Improvements. The amendments in this update represent changes to clarify the ASC, correct unintended application of guidance, or make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Some of the amendments make the ASC easier to understand and easier to apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the ASC. ASU 2018-09 is effective for annual periods beginning after December 15, 2019, and interim periods therein. Triple T is currently assessing the impact ASU 2018-09 will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which added new disclosure requirements, eliminated and modified existing disclosure requirements on fair value measurement to improve the effectiveness of ASC 820. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Triple T is currently assessing the impact ASU 2018-13 will have on its consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which reduces the cost and complexity of financial reporting associated with consolidation of variable interest entities (VIEs). This guidance supersedes the private company alternative for common control leasing arrangements issued in 2014 and expands it to all qualifying common control arrangements. ASU 2018-17 is effective for all entities for fiscal years beginning after December 15, 2020, and interim periods therein. Triple T is currently assessing the impact ASU 2018-17 will have on its consolidated financial statements.

3.	Timber Assets
As of December 31, 2018, Triple T owned interests in 1.1 million acres of timberlands in East Texas. As of December 31, 2018, timber and timberlands consisted of the following, respectively:

	As of December 31, 2018
	Gross	Accumulated Depletion or Amortization	Net

Timber	$743,997,882	$15,846,279	$728,151,603
Timberlands	832,528,842	—	832,528,842
Mainline roads	66,079	1,483	64,596
Timber and timberlands	$1,576,592,803	$15,847,762	$1,560,745,041

4.	Intangible Contract Liability
As of December 31, 2018, Triple T had the following gross intangible contract liability:

Intangible Contract Liability

Gross	$156,100,000
Accumulated Amortization	(6,886,764)
Net	$149,213,236

From inception through December 31, 2018, Triple T recognized $6.9M of amortization of the intangible contract liability as Timber sales – intangible contract liability amortization on the accompanying consolidated statement of operations.

The remaining net intangible contract liability as of December 31, 2018 will be amortized as follows:

Intangible Contract Liability
For the year ending December 31:
2019	$13,773,529
2020	13,773,529
2021	13,773,529
2022	13,773,529
2023	13,773,529
Thereafter	80,345,591
Total	$149,213,236
Remaining Amortization Period	10.8 years

5.	Notes Payable and Line of Credit

Credit Agreement

On July 6, 2018, Triple T entered into a credit agreement (the “Triple T Credit Agreement”) with CoBank, ACB (“CoBank”), MetLife Investment Management (“MetLife”), and certain other financial institutions. The Triple T Credit Agreement consists of the following:

•	a $50.0 million five-year revolving credit facility (the “Revolving Credit Facility”)

•	a $100.0 million seven-year delayed-draw term loan facility (the “Delayed-Draw Term Loan”); and

•	a $600.0 million seven-year term loan facility (the “Term Loan”).

As of December 31, 2018, Triple T had the following debt balances outstanding:

Credit Facility	Maturity Date	Interest Rate (1)	Interest Rate(2)	Outstanding Balance
Term Loan	7/6/2025	LIBOR + 2.35%	4.81%	$600,000,000
Less: Net Unamortized Deferred Financing Costs				(12,927,815)
Total				$587,072,185

(1)				The applicable LIBOR margin on the Term Loan ranges between 2.10% and 2.85%, depending on the loan-to-value (“LTV”) ratio.
(2)
Represents the interest rate as of December 31, 2018. The interest rate excludes the impact of the interest rate swaps, which are not effective until January 17, 2019 (see Note 6 – Interest Rate Swaps), amortization of deferred financing costs, unused commitment fees and estimated patronage refunds.

Proceeds from the Term Loan were used to partially fund the acquisition of the Triple T Timberlands (see Note 1 – Organization for further information). As of December 31, 2018, $150.0 million remained available under the Triple T Credit Agreement, $50.0 million from the Revolving Credit Facility and $100.0 from the Delayed-Draw Term Loan.

Borrowings under the Revolving Credit Facility may be used for general working capital, to support letters of credit, to fund cash earnest money deposits, to fund acquisitions in an amount not to exceed $5.0 million, and other general corporate purposes. The Revolving Credit Facility will bear interest at an adjustable rate equal to a base rate plus between 1.00% and 1.75% or a LIBOR rate plus between 2.00% and 2.75%, in each case depending on Triple T’s LTV ratio, and will terminate and all amounts outstanding under the facility will be due and payable on July 6, 2023.

The Delayed-Draw Term Loan may be used for certain corporate matters, as identified in the Triple T Credit Agreement. The Delayed-Draw Term Loan, which is interest only until its maturity date, will bear interest at an adjustable rate equal to a base rate plus between 1.10% and 1.85% or a LIBOR rate plus between 2.10% and 2.85%, in each case depending on Triple T’s LTV Ratio, and will terminate and all amounts outstanding under the facility will be due and payable on July 6, 2025.

Triple T will pay the lenders an unused commitment fee on the unused portion of the Revolving Credit Facility and Delayed-Draw Term Loan at an adjustable rate ranging from 0.15% to 0.35%, depending on the LTV Ratio.

Triple T’s obligations under the Triple T Credit Agreement are collateralized by a first priority lien on the timberlands owned by Triple T’s subsidiaries and substantially all of Triple T’s subsidiaries’ other assets in which a security interest may lawfully be granted, including, without limitation, accounts, equipment, inventory, intellectual property, bank accounts and investment property. In addition, Triple T 's obligations under the Triple T Credit Agreement are jointly and severally guaranteed by all of Triple T and its subsidiaries pursuant to the terms of the Triple T Credit Agreement. Triple T has also agreed to guarantee certain losses caused by certain willful acts of Triple T or its subsidiaries.

Patronage

Triple T is eligible to receive annual patronage refunds from its lenders (the "Patronage Banks") under a profit-sharing program made available to borrowers of the Farm Credit System. Triple T accrues patronage refunds it expects to receive in 2019 based on an estimated percentage of its weighted-average debt balance. From inception to December 31, 2018, Triple T has recorded $1.8 million in expected patronage refunds against interest expense on the consolidated statement of operations. As of December 31, 2018, approximately $1.8 million of patronage refunds were included in accounts receivable on the consolidated balance sheets. Triple T expects to receive patronage refunds on its eligible patronage loans for 2018 during the first quarter of 2019.

Debt Covenants

The Triple T Credit Agreement contains, among others, the following financial covenants:

•	limits the LTV Ratio to 50% at any time;
•	requires maintenance of a minimum liquidity balance of no less than $20.0 million at all times during the first two years; and
•	requires maintenance of a Fixed Charge Coverage Ratio of not less than 1.05:1 after the 2-year anniversary of the effective date of the Triple T Credit Agreement;

Triple T believes it was in compliance with the financial covenants of the Triple T Credit Agreement as of December 31, 2018.

Interests Paid and Fair Value of Outstanding Debt

From inception through December 31, 2018, Triple T paid $12.7 million of interest on its borrowings.

As of December 31, 2018, the fair value of Triple T’s outstanding debt approximated its book value. The fair value was estimated based on discounted cash flow analysis using the current market borrowing rates for similar types of borrowing arrangements as of the measurement dates.

6.     Interest Rate Swaps
Triple T uses interest rate swaps to mitigate its exposure to changing interest rates on its variable rate debt instruments. On December 20, 2018, Triple T entered into four interest rate swaps with CoBank, which are effective January 17, 2019, with terms below:

Interest Rate Swap	Effective Date	Maturity Date	Pay Rate	Receive Rate	Notional Amount
Swap 1 - Term Loan	1/17/2019	1/17/2021	2.6330%	one-month LIBOR	$216,000,000
Swap 2 - Term Loan	1/17/2019	1/17/2022	2.6000%	one-month LIBOR	108,000,000
Swap 3 - Term Loan	1/17/2019	1/17/2023	2.5875%	one-month LIBOR	108,000,000
Swap 4 - Term Loan	1/17/2019	1/17/2024	2.5885%	one-month LIBOR	108,000,000
Total					$540,000,000

As of December 31, 2018, Triple T’s effectively fixed the interest rate on $540.0 million of its $600.0 million variable rate debt at 4.96% using interest rate swaps. All four interest rate swaps qualify for hedge accounting treatment.

Fair Value and Cash Paid for Interest Under Interest Rate Swaps

The following table presents information about Triple T’s interest rate swaps measured at fair value as of December 31, 2018:

Instrument Type	Balance Sheet Classification	Estimated Fair Value
Derivatives designated as hedging instruments:
Interest rate swaps	Other liabilities	$(2,796,059)

From inception through December 31, 2018, Triple T recognized a change in fair value of its interest rate swaps of approximately $2.8 million as other comprehensive loss. Additionally, there was no hedge ineffectiveness on the interest rate swaps required to be recognized in current earnings and no payments under the interest rate swaps. From inception through

December 31, 2018, there were no interest payments under the interest rate swap agreements, as they were not effective until January 17, 2019.

7.    Commitments and Contingencies

Sawtimber Supply Agreement

In connection with its acquisition of the Triple T Timberlands, Triple T assumed a sawtimber supply agreement. The sawtimber supply agreement provides that the customer will purchase specified tonnage of timber at specified prices per ton, depending upon the type of timber product. The prices for the timber purchased pursuant to the sawtimber supply agreement are determined quarterly based on the customer’s actual weighted-average delivered price, as calculated and defined per the agreement.

The sawtimber supply agreement is effective through October 30, 2029, subject to extension and early termination provisions. The customer can terminate the sawtimber supply agreement prior to the expiration of the term if there is an occurrence of a change event, which means the closing of a mill or operating line within the mill, a sale of the mill, or a material decrease of the customer’s requirements for sawtimber occurs due to change in manufacturing process. In addition, the sawtimber supply agreements provide for adjustments to both parties' obligations in the event of a force majeure, which is defined to include, among other things, lightning, fires, storms, floods, infestation and other acts of God or nature.

Pulpwood Supply Agreements

In connection with its acquisition of the Triple T Timberlands, Triple T assumed a pulpwood supply agreement. The pulpwood supply agreement provides that the customer will purchase specified tonnage of timber from Triple T at specified prices per ton, depending upon the type of timber product. The prices for the timber purchased pursuant to the pulpwood supply agreement is based on an index published by TimberMart-South. The term of the pulpwood supply agreement is effective through October 30, 2027, subject to extension and early termination provisions.

The customer can terminate the pulpwood supply agreement prior to the expiration of the term if there is an occurrence of a change event, which means the closing of a mill or operating line within the mill, a sale of the mill, or a material decrease of the customer’s requirements for pulpwood occurs due to change in manufacturing process. In addition, the pulpwood supply agreement provides for adjustments to both parties' obligations in the event of a force majeure, which is defined to include, among other things, lightning, fires, storms, floods, infestation and other acts of God or nature.

Asset Management Agreement

Pursuant to the terms of the asset management agreement between Triple T and an indirect subsidiary of CatchMark (the “TTT Asset Management Agreement”), CatchMark oversees the day-to-day operations of the joint venture and its properties, including accounting, reporting and other administrative services, subject to certain major decisions that require partner approval. CatchMark receives a fee equal to 1% per annum, subject to reduction and deferment in certain circumstances, of the Acquisition Price multiplied by 78.4%, which represents the percentage of the total partnership contributions made to Triple T by the Preferred Investors. The TTT Asset Management Agreement is effective until termination provisions occur as defined by the TTT Asset Management Agreement.

Timberland Operating Agreement

Pursuant to the terms of the timberland operating agreement between Triple T and Forest Resource Consultants, Inc. (the "FRC Timberland Operating Agreement"), Forest Resource Consultants, Inc. (“FRC”) manages and operates Triple T’s timberlands and related timber operations, including ensuring delivery of timber to its customers under the sawtimber and pulpwood supply agreements. In consideration for rendering the services described in the timberland operating agreement, Triple T pays FRC (i) a monthly management fee based on the actual acreage FRC manages, which is payable monthly in advance, and (ii) an incentive fee based on timber harvest revenues generated by the timberlands, which is payable quarterly in arrears.

The FRC Timberland Operating Agreement is effective through July 6, 2021 and is automatically extended for one-year periods unless written notice is provided by Triple T or FRC to the other party at least 180 days prior to the current expiration.

The FRC Timberland Operating Agreement may be terminated by either party with mutual consent or by Triple T with or without cause upon providing 180 days’ prior written notice.

8.    Litigation

From time to time, Triple T may be a party to legal proceedings, claims, and administrative proceedings that arise in the ordinary course of its business. Management makes assumptions and estimates concerning the likelihood and amount of any reasonably possible loss relating to these matters using the latest information available. Triple T records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Triple T accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, Triple T accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Triple T discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, Triple T discloses the nature and estimate of the possible loss of the litigation. Triple T does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote.

Triple T is not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of Triple T. Triple T is not aware of any legal proceedings contemplated by governmental authorities.

9.     Other Revenues

Recreational leases

Triple T leases certain access rights to individuals and companies for recreational purposes. These operating leases generally have terms of one year with certain provisions to extend the lease agreements for another one-year term. Triple T retains substantially all of the risks and benefits of ownership of the timberland properties leased to tenants. As of December 31, 2018, approximately 1,080,900 acres, or 98.3%, of Triple T’s timberland available for hunting and recreational uses had been leased to tenants under operating leases that expire in June 2019. Under the terms of the recreational leases, tenants are required to pay the entire rent upon execution of the lease agreement. Such rental receipts are recorded as other liabilities until earned over the terms of the respective recreational leases and recognized as other revenue.

As of December 31, 2018, approximately $4.5 million of such rental receipts is recorded as other liabilities in the accompanying consolidated balance sheet. From inception through December 31, 2018, Triple T has recognized other revenues related to recreational leases of approximately $4.4 million.

Surface Use Revenue

Surface use revenue is derived from the granting of the right to access Triple T’s timberlands through a surface use agreement. From inception through December 31, 2018, Triple T has recognized other revenues related to surface use revenue of approximately $1.5 million.

10.     Income Taxes
Triple T itself is not subject to income taxes. Instead, Triple T’s partners are taxed on their share of the partnership’s taxable income, whether or not cash distributions are paid. Triple T’s subsidiary, CP REIT, is generally not subject to federal income tax on taxable income it distributes to stockholders due to its intention to elect to be taxed as a REIT. Triple T’s other subsidiary, CP Realty 1, however, is subject to income taxes.

On December 22, 2017, the Tax Cuts and Jobs Act tax reform legislation (the "Act") was signed into law. The Act made many significant changes to the U.S. tax law effective January 1, 2018, including, but not limited to, the following:

•	A reduction in the corporate tax rates from 35% to 21%;

•
A change to net operating loss carryforwards and carrybacks provisions to eliminate the option to carryback losses but allow for an indefinite carryforward of losses; the new provisions also limit the use of any net operating losses generated after January 1, 2018 to 80% of taxable income

•	A repeal of the corporate alternative minimum tax; and

•	The addition of IRC Section 163(j)

The provisions of the Act did not have a material impact on the accompanying consolidated financial statements of Triple T for the period from inception through December 31, 2018.

CP Realty 1 records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. CP Realty 1 has concluded that it is more likely than not that its deferred tax assets will not be realizable and thus a full valuation allowance has been recorded as of December 31, 2018. This conclusion is based on anticipated future taxable income and the expected future reversals of existing taxable temporary differences. CP Realty 1 will continue to reassess the need for a valuation allowance during each future reporting period.

Components of the deferred tax assets and liabilities as of December 31, 2018 were attributable to the operations of CP Realty 1 only and were as follows:

As of December 31,
2018
Deferred tax assets:
Net operating loss carryforward	$1,408,486
Intangible contract liability	32,218,868
Other	140,832
Total gross deferred tax asset	33,768,186

Valuation allowance	(19,409,614)
Total net deferred tax asset	$14,358,572

Deferred tax liability:
Timber depletion	14,358,572
Total gross deferred tax liability	$14,358,572

Deferred tax asset, net	$—

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal rate primarily due to the effect of state income taxes and valuation allowances (net of federal benefit). A reconciliation of the federal statutory income tax rate to CP Realty 1’s effective tax rate for the year ended December 31, 2018 is as follows:

2018
Federal statutory income tax rate	21.000%
State income taxes, net of federal benefit	—
Other temporary differences	(0.0470)
Other permanent differences	(0.0170)
Valuation allowance	(20.9360)
Effective tax rate	—%

As of December 31, 2018, the tax basis carrying value of Triple T’s total timber assets was approximately $1,408 million.

11.	Subsequent Event
On January 4, 2019, CP REIT issued 125 shares of Class A preferred membership units, with a par value of $1,000 per unit (“Class A Preferred Units”). The Class A Preferred Units earn a dividend of 12.50% per annum, payable semi-annually in arrears on June 30 and December 31 of each year. The Class A Preferred Units are senior to all other outstanding units of CP REIT, all of which are held by TTT, with respect to distributions, redemptions and dissolution of CP REIT. The Class A Preferred Units do not have a board seat or voting rights.